UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from              to

Commission File No. 1-9583

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Required Information

The MBIA Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of items 1-3 of form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974 other than those listed above have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MBIA Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MBIA Inc. 401(k) Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Salibello & Broder LLP

New York, NY

June 26, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MBIA Inc. 401(k) Plan:

In our opinion, the accompanying statements of Net Assets Available for Benefits and the related statements of changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, NY

June 23, 2006

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	December 31, 2006	December 31, 2005
Investments, at fair value: (Note 4)
Mutual funds and commingled fund	$71,194,858	$64,266,576
Common stock	45,854,607	38,642,508

	117,049,465	102,909,084
Participant loans	708,846	725,331
Dividend receivable	194,565	—

Net assets available for benefits	$117,952,876	$103,634,415

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	For the Years Ended December 31,
	2006	2005
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 4)	$9,871,281	$(1,462,764)
Interest and dividends	6,496,190	3,811,993
Contributions:
Employees	5,228,068	5,094,598
Employer	2,358,457	2,741,871

Total additions	23,953,996	10,185,698

Deductions:
Deductions from net assets attributed to:
Benefit distributions	(9,635,535)	(10,634,450)

Total deductions	(9,635,535)	(10,634,450)

Net increase (decrease)	14,318,461	(448,752)
Net assets available for benefits:
Beginning of year	103,634,415	104,083,167

End of year	$117,952,876	$103,634,415

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

1. Plan Description

The MBIA Inc. 401(k) Plan (the “Plan”) is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the “Company”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Under a 401(k) deferral feature, eligible participants may defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of each participant’s contribution up to a maximum of 5% of each participant’s eligible compensation. Effective January 1, 2002, the Plan was amended to allow employees that met certain criteria to diversify the Company matching contribution. Participants may request loans from their accounts in accordance with established guidelines.

The Plan is administered by the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of nineteen Fidelity funds, two Baron Asset Management Company, Inc. (“Baron”) funds, one Van Kampen fund, one Morgan Stanley fund, one PIMCO fund and the Employer Stock Fund. The transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited and generally may serve to pay the Plan’s administrative expenses and are otherwise used to reduce future Company contributions. During 2006 and 2005, $386,125 and $102,294, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2006 and 2005 was $99 and $133, respectively.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

A participant may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance. Loan terms range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by 50% of the vested account balance and bear a reasonable rate of interest as determined by the Plan Administrator based on the interest rates charged for similar types of loans by other lenders.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2. Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 39% and 37% of the net assets available for benefits at December 31, 2006 and 2005, respectively.

Significant accounting policies are as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan’s shares of mutual funds and commingled fund are valued at the net asset value of shares held by the Plan at year end. The Plan’s common stock is valued at current fair value based on the last reported sales price on the last business day of the year.

Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, employee’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity.

Participant Loans

Participant loan balances are stated at cost, plus accrued interest, which approximates market value. Loans outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants’ accounts.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

4. Investments

The Plan’s investments at fair value as of December 31, 2006 and 2005 are presented in the following table:

	December 31, 2006		December 31, 2005
Common Stock:
MBIA Inc. Stock	$45,854,607	*	$38,642,508	*
Mutual Funds:
Fidelity Puritan Fund	2,281,523		2,161,710
Fidelity Magellan Fund	3,831,481		3,835,776
Fidelity Growth Company Fund	6,820,929	*	6,162,338	*
Fidelity Growth and Income Portfolio	12,175,517	*	11,435,972	*
Fidelity Intermediate Bond Fund	2,707,844		2,891,320
Fidelity Value Fund	4,527,147		3,874,522
Fidelity Overseas Fund	5,984,796	*	4,883,411
Fidelity Blue Chip Growth Fund	5,298,644		4,935,981
Fidelity Spartan U.S. Equity Index Fund	7,866,697	*	6,858,294	*
Fidelity Low-priced Stock Fund	1,241,820		762,868
Fidelity Freedom Income Fund	85,726		112,183
Fidelity Freedom Fund 2010	475,443		413,563
Fidelity Freedom Fund 2015	144,587		118,721
Fidelity Freedom Fund 2020	438,816		375,368
Fidelity Freedom Fund 2025	369,567		193,940
Fidelity Freedom Fund 2030	316,967		161,553
Fidelity Freedom Fund 2035	189,138		44,190
Fidelity Freedom Fund 2040	56,652		30,508
Baron Asset Fund	1,833,275		1,242,976
Baron Growth Fund	1,925,109		1,340,882
Van Kampen International Growth Fund	1,829,098		1,244,364
PIMCO High Yield Bond Fund	525,936		380,360
Morgan Stanley Inst. International Equity Portfolio-Class B	1,107,690		836,843
Commingled Fund:
Fidelity Managed Income Fund	9,160,456	*	9,968,933	*

	$117,049,465		$102,909,084

Participant Loans**	$708,846		$725,331

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets as of the respective year end date.
**	Interest rates range from 6.25% to 11.5%. Maturity dates range from January 12, 2007 to September 12, 2015.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

The Plan’s net appreciation (depreciation) in fair value of investments for the years ended December 31, 2006 and 2005, were as follows:

	Years Ended December 31,
	2006	2005
Investments:
Mutual funds and commingled fund	$1,672,530	$1,070,711
Common stock	8,198,751	(2,533,475)

Net appreciation (depreciation) in fair value	$9,871,281	$(1,462,764)

5. Nonparticipant-directed Investments

Information about the net assets of the Plan and the significant components of the changes in net assets of the Plan relating to the nonparticipant-directed investments is as follows:

	As of December 31,
	2006	2005
Net assets:
Common stock	$45,854,607	$38,642,508
Dividend receivable	194,565	—

Total	$46,049,172	$38,642,508

Year Ended December 31, 2006
Change in net assets:
Net appreciation	$8,198,751
Interest and dividends	990,183
Contributions	3,338,008
Benefit distributions	(1,942,527)
Transfers to participant-directed investments	(3,177,751)

Net change in fair value	$7,406,664

6. Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

provisions of Section 501(a). The Plan obtained its latest determination letter on April 30, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since the date of the determination letter there have been no Plan amendments and, in the Company’s view, the Plan has continued to maintain its tax exempt status and is in compliance with all applicable requirements of the Internal Revenue Code.

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) - LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common Stock:
*	MBIA Inc.	Common stock	$37,741,549	$45,854,607
	Mutual Funds:
*	Fidelity Puritan Fund	Mutual fund		2,281,523
*	Fidelity Magellan Fund	Mutual fund		3,831,481
*	Fidelity Growth Company Fund	Mutual fund		6,820,929
*	Fidelity Growth and Income Portfolio	Mutual fund		12,175,517
*	Fidelity Intermediate Bond Fund	Mutual fund		2,707,844
*	Fidelity Value Fund	Mutual fund		4,527,147
*	Fidelity Overseas Fund	Mutual fund		5,984,796
*	Fidelity Blue Chip Growth Fund	Mutual fund		5,298,644
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund		7,866,697
*	Fidelity Low-priced Stock Fund	Mutual fund		1,241,820
*	Fidelity Freedom Income Fund	Mutual fund		85,726
*	Fidelity Freedom Fund 2010	Mutual fund		475,443
*	Fidelity Freedom Fund 2015	Mutual fund		144,587
*	Fidelity Freedom Fund 2020	Mutual fund		438,816
*	Fidelity Freedom Fund 2025	Mutual fund		369,567
*	Fidelity Freedom Fund 2030	Mutual fund		316,967
*	Fidelity Freedom Fund 2035	Mutual fund		189,138
*	Fidelity Freedom Fund 2040	Mutual fund		56,652
	Baron Asset Fund	Mutual fund		1,833,275
	Baron Growth Fund	Mutual fund		1,925,109
	Van Kampen International Growth Fund	Mutual fund		1,829,098
	PIMCO High Yield Bond Fund	Mutual fund		525,936
	Morgan Stanley Inst. International Equity Portfolio – Class B	Mutual fund		1,107,690
	Commingled Fund:
*	Fidelity Managed Income Fund	Commingled fund		9,160,456
*	Participant loans	Interest rates: 6.25% to 11.5%; Maturity dates: January 12, 2007 to September 12, 2015		708,846

	Total			$117,758,311

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc.
401(k) Plan

Date: June 26, 2007	/s/ C. EDWARD CHAPLIN
C. Edward Chaplin
Vice President
Chief Financial Officer

Date: June 26, 2007	/s/ KEVIN D. SILVA
Kevin D. Silva
Plan Administrator
Chief Administrative Officer